UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report March 25, 2019

Commission File No. 024-10782

Tulsa Real Estate Fund, LLC

Georgia

(State or other jurisdiction of incorporation or organization)

Tulsa Real Estate Fund, LLC

3355 Lenox Road NE, #750

Atlanta, GA 30326

1-844-73-TULSA

info@tulsarealestatefund.com

All correspondence:

Jillian Sidoti, Esq.

TROWBRIDGE SIDOTI

38977 Sky Canyon Drive – Ste 101

Murrieta, CA 92563

(323) 799-1342

EMAIL FOR CORRESPONDENCE: jillian@crowdfundinglawyers.net

Item 9. Other Events

On March 6, 2019, the Company, sold Wasey Property to Elixir of Life, LLC, a Texas limited liability company (“Elixer”) that is authorized to do business in Louisiana. In the transaction, the Company took back a note and secured it with a mortgage on the property (“Note”). The Note is for two distinct amounts: $472,000 due on December 28, 2019 and $55,000 due upon December 31, 2019, the sale of the property, or the refinance of the Property, whichever is earliest. The Company lent both the purchase price and the construction costs related to the rehabilitation of the property to Elixir. The Company is charging two (2) points on the loan for a total of $9,400 and a $47,000 transaction fee. The Note has a 12% interest rate.

A copy of the Note is hereto attached as an exhibit.

Safe Harbor Statement

This Current Report on Form 1-U contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties, including those described under the section entitled “Risk Factors” in our Offering Statement on Form 1-A, filed with the Securities and Exchange Commission (“SEC”), as such factors may be updated from time to time in our periodic filings and prospectus supplements filed with the SEC, which are accessible on the SEC’s website at www.sec.gov. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in our filings with the SEC. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Exhibit No.	Description of Exhibit
6.2	Promissory Note and Mortgage for Wasey Subdivision

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SIGNATURE

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Tulsa Real Estate Fund, LLC

/s/ Jay Morrison
Jay Morrison, Manager of Tulsa Founders, LLC
Manager
March 25, 2019

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